Exhibit 99.6

7 March 2005

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 7 March 2005 it purchased for cancellation 250,000 of its ordinary shares at a price of 339.3925 pence per ordinary share.

ENDS